[TARGET LOGISTICS, INC. LOGO]


March 17, 2005

VIA EDGAR AND FAX
-----------------

Mr. Michael Fay
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549

RE:      TARGET LOGISTICS, INC. (THE "COMPANY")
         FORM 10-K FOR THE YEAR ENDED JUNE 30, 2004
         FILE NO. 0-29754

Dear Mr. Fay:

I am writing in response to your letter of February 18, 2005 regarding the above file number. Below are responses to the comments raised.

COMMENT 1
---------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 9, RESULTS OF OPERATIONS, YEARS ENDED JUNE 30, 2004 AND 2003

All of our services are provided through our Target subsidiary ("TLSI") and its network of offices in 33 cities throughout the United States. TLSI's consumer direct logistics operation is merely a single product line within the larger cash flow generating group of freight forwarding services. Until June 30, 2003, our consumer direct product line operated primarily out of a single office within our office network. This office was set up to exclusively handle the consumer direct logistics product for a group of customers. At the end of the June 30, 2003 fiscal year, TLSI determined that the rates being charged were not high enough for this office to turn a profit, and it advised the customers that the rates for the consumer direct services will be increased. Some of the customers were not receptive to an increase so the office was closed down and the balance of that office's operations were transferred to another office in the same city. TLSI continues to provide the consumer direct product to some customers formerly serviced by the closed office as well as to new customers through its other offices in the network.

The closing of the dedicated office was not the elimination of an operation, nor was it the discontinuance of the consumer direct services product. The action was merely the closing of a single office which was dedicated to the consumer direct product.


* 500 Harborview Drive, Third Floor, Baltimore, Maryland 21230 * (770) 587-4185
                            * Fax (770) 587 - 9428 *

                     [TARGET LOGISTICS, INC. LOGO]


Division of Corporation Finance
March 17, 2005
Page 2


COMMENT 2
---------
REPORT OF REGISTERED INDEPENDENT PUBLIC ACCOUNTING FIRM, PAGE F-1

Stonefied Josephson, Inc. performed the audit for fiscal years ended June 30, 2002, 2003 and 2004. The audit report for fiscal year ended June 30, 2002 was inadvertently left out of their audit report for fiscal year ending June 30, 2004. However, the audit report was included in the 10-K for June 30, 2003 and 2002. Since the 2002 fiscal year will not be included in our next 10-K, we do not believe at this late date that an amendment would have any meaning to the reader of the financials. Please advise whether the staff concurs.

COMMENT 3
---------
CONSOLIDATED STATEMENT OF OPERATIONS, PAGE F-3

A description of the SG&A expense line items are as follows:

         SG&A - Target subsidiary
         ------------------------
         Amounts shown include all SG&A incurred by TLSI EXCEPT for commissions paid to TLSI's exclusive independent agents, referred to as "exclusive forwarder commissions".

         SG&A - Target subsidiary (Exclusive forwarder commissions)
         ----------------------------------------------------------
         Amounts shown are the commissions paid to TLSI's exclusive independent agents.

Our exclusive forwarder commissions are similar to sales commissions paid to TLSI's salaried sales employees; accordingly, the expense is included in SG&A. Management determined in 1999 to report exclusive forwarder commissions as a separate line item within SG&A since it is such a significant share of the overall SG&A expense. We do not believe that any additional disclosure is required. Please advise whether the staff concurs.

COMMENT 4
---------
RECENT ACCOUNTING PRONOUNCEMENTS, PAGE F-10

We do not have an ownership in any variable interest entities.


* 500 Harborview Drive, Third Floor, Baltimore, Maryland 21230 * (770) 587-4185
                            * Fax (770) 587 - 9428 *

                     [TARGET LOGISTICS, INC. LOGO]


Division of Corporation Finance
March 17, 2005
Page 3


COMMENT 5
---------
NOTE 7: DEBT, PAGE F-14

We will include the amounts outstanding under the GMAC credit line in the contractual obligations and commitments table of MD&A (see page 12) in future 10-K filings. Please advise if the staff concurs.

COMMENT 6
---------
OTHER

We confirm that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) the SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

TARGET LOGISTICS, INC.


/s/ Philip J. Dubato
-----------------------
Philip J. Dubato
Chief Financial Officer

cc:  Mr. Stuart Hettleman
     Chief Executive Officer



* 500 Harborview Drive, Third Floor, Baltimore, Maryland 21230 * (770) 587-4185
                            * Fax (770) 587 - 9428 *